SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces 1Q09 Net Income of R$61.4mm
EBITDAR reaches R$359.3mm with a 23.7% margin

São Paulo, April 14, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Latin America’s largest low-cost, low-fare airline, announces today its results for the first quarter of 2009 (1Q09). The following financial and operating information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$); all comparisons are with the first quarter of 2008 (1Q08) and the fourth quarter of 2008 (4Q08). The definitions of financial and airline industry terms used in this release are available in the “glossary” section at the end of this document

Operating and Financial Highlights

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 2128-4700

Leonardo Pereira
Vice-President and Chief
Financial Officer

 Rodrigo Alves
Head of Investor Relations

Guilherme Lima
Investor Relations

Raquel Kim
Investor Relations

1Q09 Earnings
Results Webcast

Friday
May 15, 2009

Portuguese
11:30 a.m. (Brasília)
10:30 p.m. (US EST)
Tel.: +55 (11) 2188-0188
Replay: +55 (11) 2188-0188
Code: GOL

English
10:00 a.m. (Brasília)
9:00 p.m. (US EST)
Tel.: +1 (973) 935-8893
Replay: +1 (706) 645-9291
Code: 97319175
Live Webcast:
www.voegol.com.br/ri

Live Webcast:
www.voegol.com.br/ri

GOL posted a 1Q09 net income of R$61.4mm, with a net margin of 4.0%, versus net losses of R$20.5mm in 1Q08 and R$541.6mm in 4Q08. This result reflects the Company’s new strategic positioning, focusing operations on the domestic market and South America, and benefits from the 4Q08 consolidation of GOL and VARIG’s operations. This quarter showed a still unfavorable but stable economic environment, marked by the return of fuel costs to levels closer to their historical average.

The EBITDAR margin reached 23.7% (R$359.3mm) in 1Q09, versus 15.3% (R$245.7mm) in 1Q08 and 19.1% (R$296.5mm) in 4Q08.
Net revenue totaled R$1,517.0mm, down 5.4% and 2.0%, respectively, from 1Q08 and 4Q08, due to the consolidation and optimization of the network, which eliminated flight overlaps.
Operating costs and expenses totaled R$1,411.9mm, 9.2% less than 1Q08 and down 5.5% from 4Q08, with the reduction in sales and fuel expenses.

GOL restructured its fleet plan based on the disciplined growth of its service offering and the operation of new and modern aircraft, which help reduce maintenance costs and increase passenger satisfaction. The Company has rescheduled the delivery of 20 Boeing aircraft from 2011 and 2012 to between 2011 and 2014.

Highlights (R$ MM)	1Q09	1Q08	Chg.%	4Q08	Chg.%
Net Revenue	1,517.0	1,604.4	-5.4%	1,548.6	-2.0%
Operating Expenses	(1,411.9)	(1,555.2)	-9.2%	(1,494.8)	-5.5%
Operating Income (EBIT) (R$ mm)	105.1	49.2	113.6%	53.9	95.1%
Operating Margin	6.9%	3.1%	+3.9 pp	3.5%	+3.4 pp
EBITDAR (R$ mm)	359.3	245.7	46.2%	296.5	21.2%
EBITDAR Margin	23.7%	15.3%	+0.5 pp	19.1%	+4.5 pp
Net Income (R$ mm)	61.4	(20.5)	nm	-541.6	nm

The agreement with Air France-KLM is part of GOL’s strategy to form partnerships with the most important airlines in the long-haul segment, adding value to SMILES and feeding traffic to its network.

      In April 2009, GOL and Air France-KLM signed a commercial cooperation agreement, aimed at integrating their respective mileage programs (SMILES and Flying Blue) and implementing a bilateral code-share agreement. This agreement is part of GOL’s strategy to form partnerships with some of the most important airlines in the long-haul segment, adding value to SMILES and feeding traffic to GOL’s network, which is one of the largest in South America. The company has approximately 800 daily flights to 49 cities in Brazil and the top 10 most popular international destinations in South America.

      On April 29, 2009, GOL signed a commercial agreement with Unidas Rent a Car, one of Brazil’s largest car rental chains. The partnership also aims to increase network traffic by introducing the Fly & Drive concept (aerial and terrestrial services package) in the country, and grants a 50% discount on Unidas’ daily rates for passengers who purchase GOL tickets through its corporate websites in Brazil or abroad.

      In the same month, GOL announced new fare packages, tailored to different passenger profiles that might include mileage bonus and allow passengers to exchange tickets at no extra cost. These new commercial options will ensure better service for business travelers while also increasing the Company’s yield management capacity.

The new commercial options will ensure better service for the business segment.

Free	Flexible	Programmed	Promotional

Freedom to reschedule a flight at no extra charge	Exchange Tickets Flexibility at low costs	Minimum stop-over at destination	Extremely low rates under certain conditions

50% SMILES Mileage Bonus	25% SMILES Mileage Bonus	Lower fares for advanced online booking

      Also in April, GOLLOG, GOL’s air cargo transport business, launched GOLLOG Express, a new product designed to meet growing demand in the express cargo market, offering door-to-door deliveries with previously defined deadlines. Express delivery services are experiencing the largest growth rates in the cargo transport segment and with this launch, GOL is moving ahead with its strategic revenue diversification plan, as well as improving utilization of its aircraft payload, ample network and ground logistics services.

      The capital increase announced by the Company on March 20, 2009, amount of R$203.5 mm was totally subscribed by the controling shareholders and the shares will effectively be issued by the end of May. The amount of R$100mm was credited during March, R$50mm was credited on April and the remainder will be credited in May.

Cash injection of R$600mm, comprising R$203mm from a capital increase and R$400mm from a debenture issuance.

      The Company required approval by the board of trade to issue its third issue of simple, non-convertible debentures, in the total amount of R$400mm. The debentures will be partially guaranteed by receivables and will be subscribed by the issuer bank, and have maturity in 2 years, and initial grace period of 6 month.

Management Comments

The 1Q09 results reflects GOL`s better positioning in the domestic and Latin America markets, stimulating demand with low tariffs and high quality services that allows intelligent yield management, flexible flight bookings in one of the largest e-commerce platforms in Brazil and also based on GOL`s low operating costs

The efforts of the Company`s more than 16 thousand employees were key to the successful consolidation of GOL and VARIG operations and will be key to keep the Company competitive and to keep its sustainable growth in the future.

Operating Performance

Industry

Operating results in the quarter were positively impacted by greater yield management capacity following the 4Q08 consolidation of GOL and VRG’s operations.

First-quarter domestic flight demand in the Brazilian market, measured by revenue passenger kilometers (domestic RPK) increased 4.4% over 1Q08, while supply, measured by available seat kilometers (domestic ASK) increased 10.0%, representing a load factor of 63.8% . In the international market, supply and demand increased 8.7% and 10.6% respectively, leading to a load factor of 67.7% . In consolidated analysis, the demand in the Brazilian market slipped by 0.4% and supply climbed by 4.0%, with a load factor of 64.9% .

Due to seasonal factors, the first quarter, particularly January, is one of the most favorable periods for the Brazilian airline industry, given the number of passengers traveling for holidays or tourism. These customers are typically more fare-sensitive and more prone to advanced bookings. This year, tourists were more attracted to domestic destinations, primarily due to the 32% appreciation of the dollar when compared to 4Q08.

Operating results in the quarter were positively impacted by greater yield management capacity following the 4Q08 consolidation of GOL and VRG’s operations.

GOL

GOL’s consolidated RPK fell 14.9% year-over-year in 1Q09 due to the programmed elimination of intercontinental flights in mid-2008. Domestic RPK declined by 0.4%, reflecting the network integration, which in turn ensured better yield management. When compared to 4Q08, consolidated and domestic RPK increased 3.4% and 4.4%, respectively, due to the seasonal impact of the school vacation period, particularly in January.

Average aircraft utilization recorded a 15.7% year-over-year decrease, from 13.4 hours/day in 1Q08 to 11.3 hours/day in 1Q09. This reduction reflects: (i) planned reduction in the number of available seats in order to focus on more profitable routes; (ii) the 14.0% period reduction in average stage length, and; (iii) the new Brazilian regulatory framework, which became effective as of March 2008, and required that aircraft remain grounded for a minimum period between landings and take-offs (40 minutes at Guarulhos, Galeão and Brasília, and 30 minutes at all other Brazilian airports).

These factors were partially offset by the year-over-year reduction in the average fleet from 109.5 to 107.3 operational aircraft, due to the interim withdrawal of operational Boeing 767-300s that were previously used on the discontinued long-haul flights. In comparison with 4Q08, average aircraft utilization increased 0.4% .

As a result, the Company reduced its ASK by 13.7%, from 11,058mm in 1Q08 to 9,548mm in 1Q09. When compared to 4Q08, ASK increased 0.9%, reflecting the increase in the average fleet from 105.7 operating aircraft to 107.3, which offset the smaller expansion in average aircraft utilization.

Given this scenario, GOL’s 1Q09 load factor stood at 61.0%, 4.3 percentage points higher than the 56.7% break-even load factor during the same period, demonstrating the Company achieved improved operating results over 1Q08 and 4Q08, as shown in the following table:

Operating Data	1Q09	1Q08	Chg,%	4T08	Chg,%
Revenue Passengers (000)	6,145	6,396	-3.9%	6,133	0.2%
Revenue Passengers Kilometers (RPK) (mm)	5,821	6,837	-14.9%	5,629	3.4%
Available Seat Kilometers (ASK) (mm)	9,548	11,058	-13.7%	9,461	0.9%
Load Factor	61.0%	61.8%	-0.9 pp	59.5%	+1.5 pp
Break-Even Load Factor (BELF)	56.7%	59.9%	-3.2 pp	57.4%	-0.7 pp
Aircraft Utilization (Block Hours/Day)	11.3	13.4	-15.4%	11.3	0.4%

Average Fare (R$)	232	241	-3.5%	244	-4.7%
Yield per Passenger Kilometer (R$ cents)	23.82	21.93	8.6%	25.59	-6.9%
Passenger Revenue per ASK (R$ cents)	14.52	13.56	7.1%	15.22	-4.6%
Operating Revenue per ASK (RASK) (R$ cents)	15.89	14.51	9.5%	16.37	-2.9%
Operating Cost per ASK (CASK) (R$ cents)	14.79	14.06	5.1%	15.80	-6.4%
Operating cost. excluding fuel. per ASK (R$ cents)	10.12	8.06	25.5%	10.68	-5.3%

Departures	66,224	66,925	-1.0%	66,432	-0.3%
Average Stage Length (km)	877	1,020	-14.0%	853	2.8%
Average Number of Operating Aircraft	107.3	109.5	-2.0%	105.7	1.5%
Fuel consumption (mm liters)	306	371	-17.4%	306	0.1%
Full-time equivalent employees at period end	16,799	16,685	0.7%	15,911	5.6%

Average Exchange Rate (1)	2.32	1.74	33.3%	2.28	1.4%
End of period Exchange Rate (1)	2.32	1.75	32.5%	2.34	-0.9%
Inflation (IGP-M) (2)	-0.9%	2.4%	-3.3 pp	1.2%	-2.1 pp
Inflation (IPCA) (3)	1.2%	1.5%	-0.3 pp	1.1%	+0.1 pp
WTI (avg, per barrel. US$) (4)	43.18	97.86	-55.9%	59.06	-26.9%
Gulf Coast Jet Fuel Cost (average per liter. US$) (4)	0.35	0.74	-52.6%	0.49	-28.5%

Net Revenue

Net revenue totaled R$1,517.0mm in 1Q09, down 5.4% from 1Q08’s R$1,604.4mm and 2.0% lower than 4Q08’s R$1,548.6mm, as showed below:

Net Revenue Breakdown (R$ MM)	1Q09	1Q08	Chg,%	4Q08	Chg,%
Net Revenue	1,517.0	1,604.4	-5.4%	1,548.6	-2.0%
Passenger*	1,386.4	1,499.3	-7.5%	1,440.4	-3.7%
Ancillary	130.6	105.1	24.3%	108.3	20.6%

Passenger revenue fell 7.5%, from R$1,499.3mm in 1Q08 to R$1,386.4mm in 1Q09, and 3.7% over the previous quarter’s R$1,440.4mm, due to the network consolidation and optimization that eliminated flight overlap and improved yield management.

Ancillary revenue (cargo, charter and other incidental services) increased 24.3% year-over-year, accounting for 8.6% of total net revenue, primarily due to revenue growth from travel agency charters as a means of optimizing aircraft use through highly profitable services. Similarly, ancillary revenue rose 20.6% over the R$108.3mm reported in 4Q08.

Despite reduced net revenue, RASK increased 9.5% year-over-year, from 14.51 cents (R$) in 1Q08 to 15.89 cents (R$) in 1Q09.

Operating Costs and Expenses

GOL’s operating costs benefited from the more stable economic scenario in the quarter, marked by a reduction in sales and marketing costs and the return of fuel costs to levels closer to their historic average.

Operating costs and expenses totaled R$1,411.9mm in 1Q09, down 9.2% and 5.5% from 1Q08 and 4Q08, respectively, due to: (i) the Company’s new strategic positioning, with focuses operations on the domestic market and South America; (ii) the 4Q08 consolidation of GOL and VARIG’s operations; (iii) the reduction in sales, marketing and fuel expenses; and (iv) the quarter’s more stable, economic scenario, marked by the return of fuel costs to levels closer to their historic average. These factors were partially offset by increases to the Company’s total fleet from 115 aircraft at the end of 4Q08, to 120.

During this time, the Company performed preventive maintenance procedures on 23 engines scheduled for return and six 737-300s, generating a non-recurring expense of R$88.0mm in 1Q09, while in 1Q08 there was a R$58.0mm reversal of provisions for aircraft maintenance.

Operating Expenses (R$ million)	1Q09	1Q08	Chg,%	4Q08	Chg,%
Aircraft fuel	(446.1)	(664.1)	-32.8%	(484.6)	-7.9%
Salaries, wages and benefits	(246.4)	(241.8)	1.9%	(248.9)	-1.0%
Aircraft rent	(217.5)	(169.2)	28.5%	(209.0)	4.1%
Aircraft Insurance	(18.2)	(7.2)	153.7%	(10.8)	68.7%
Sales and marketing	(82.1)	(140.2)	-41.5%	(132.3)	-37.9%
Landing fees	(80.7)	(86.3)	-6.5%	(71.9)	12.3%
Aircraft and traffic servicing	(86.4)	(117.4)	-26.4%	(104.5)	-17.3%
Maintenance, materials and repairs	(123.6)	(2.8)	nm	(155.0)	-20.3%
Depreciation	(36.7)	(27.3)	34.6%	(33.6)	9.1%
Other operating expenses	(74.3)	(98.8)	-24.8%	(44.3)	67.9%
Total operating expenses	(1,411.9)	(1,555.2)	-9.2%	(1,494.8)	-5.5%
Operating expenses ex- fuel	(965.9)	(891.1)	8.4%	(1,010.2)	-4.4%

Operating costs per available seat-kilometer (CASK) amounted to 14.79 cents (R$) in the quarter, a 5.1% increase over the 14.06 cents (R$) recorded in 1Q08, due to lower aircraft utilization in the operational fleet and the reversal of R$58.0mm in provisions for aircraft maintenance in that quarter. At the same time, the Company incurred a non-recurring expense of R$88.0mm in 1Q09 related to the maintenance of engines and six 737-300s due to be returned.

In comparison to 4Q08, CASK fell 6.4%, due to non-recurring expenses in 1Q09 related to the consolidation of GOL and VARIG’s operations, which primarily impacted sales and marketing expenses (integration of operating and sales systems) and third-party services (consulting and other outsourced services). The cost of jet fuel also declined as a result of the 26.9% period slide in international oil prices (WTI).

Excluding fuel expenses (CASK ex-fuel), CASK increased 25.5% to R$10.12 cents in the quarter, versus R$8.06 cents in 1Q08. This was primarily due to (i) lower fleet utilization rate, (ii)non-recurring effects from maintenance and repairs, (iii) increase in aircraft leasing due to the growth of the total fleet, the 33.0% devaluation of the U.S. Dollar between periods, and (iii) expenses from salaries, wages and benefits, as shown in the following table:

Operating Expenses per ASK	1Q09	1Q08	Chg.%	4Q08	Chg.%

Aircraft fuel	(4.67)	(6.01)	-22.2%	(5.12)	-8.8%
Salaries. wages and benefits	(2.58)	(2.19)	18.0%	(2.63)	-1.9%
Aircraft rent	(2.28)	(1.53)	48.8%	(2.21)	3.1%
Aircraft Insurance	(0.19)	(0.06)	193.8%	(0.11)	67.2%
Sales and Marketing	(0.86)	(1.27)	-32.2%	(1.40)	-38.5%
Landing Fees	(0.84)	(0.78)	8.3%	(0.76)	11.2%
Aircraft and Traffic Servicing	(0.90)	(1.06)	-14.8%	(1.10)	-18.1%
Maintenance. Materials and Repairs	(1.29)	(0.03)	nm	(1.64)	-21.0%
Depreciation and Goodwill Amortization	(0.38)	(0.25)	55.9%	(0.36)	8.1%
Other Operating Expenses	(0.78)	(0.89)	-12.9%	(0.47)	66.3%
CASK	(14.79)	(14.06)	5.1%	(15.80)	-6.4%
CASK Excluding Fuel Expenses	(10.12)	(8.06)	25.5%	(10.68)	-5.3%

Cask ex-fuel expenses fell 32.8% year-over-year to R$446.1mm, chiefly due to: (i) the planned reduction in aircraft utilization; (ii) the replacement of 767-300s with 737NGs; and (iii) the 56.0% decrease in international oil prices (WTI) and the 52.7% decline in Gulf Coast jet fuel prices. This effect was partially offset by the 33.3% devaluation of the Real against the U.S. Dollar in the same period. When compared to 4Q08, there was a smaller 7.9% reduction, due to the 26.7% decrease in the WTI price. In per ASK terms, this item fell 22.3% from 1Q08, as a result of the lower cost dilution from a decline in aircraft utilization, as described in the “Operating Performance” section, and an 8.8% decrease in relation to 4Q08, due to improved operational efficiency in 1Q09.

Salaries, wages and benefits rose from R$241.8mm in 1Q08 to R$246.4mm in 1Q09 (up 1.9%) . A 5.6% expansion of the workforce and 8% pay raise approved in December 2008 were partially offset by a change in the employee profile, which optimized certain operational areas due to operational consolidation. Additionally, the Company internalized its call center to improve the quality of its customer service and increase its telesales. Accordingly, these expenses fell 1.0% from 4Q08. In per ASK terms, these expenses rose 17.8% over 1Q08, due to the reduction in aircraft utilization, and fell 4.1% from 4Q08, due to improved operational efficiency in 1Q09.

Costs associated with aircraft leasing increased 28.5% from R$169.2mm in 1Q08 to R$217.5mm in 1Q09, fueled by the 33.3% increase in the average exchange rate. When compared to 4Q08, operational leasing increased 4.1%, due to the addition of five aircraft (all booked under operational leasing) and an average 1.4% devaluation of the Real. These effects were amplified, resulting in a year-over-year increase of 41.8% and a quarter-over-quarter decline of 1.8% .

Aircraft insurance costs increased 153.7%, from R$7.2mm in 1Q08 to R$18.2mm in 1Q09, primarily due to: (i) the larger number of aircraft in the total fleet; (ii) the adjustment in the renewal of insurance policies for 2009, as a result of the 33.3% devaluation of the Real between policy renewal periods. In comparison to 4Q08, the Company experienced seasonal affects in addition to the exchange impact, given that fleet insurance renewal is paid in the first four months of each year. Each additional aircraft received by the Company is insured by compounding the difference in value between policies (in case of replacement). One such replacement occurred this quarter. In per-ASK terms, there was a 193.8% increase over 1Q08 and a 67.2% increase over 4Q08.

Sales and marketing expenses decreased 41.5%, from R$140.2mm in 1Q08 to R$82.1mm in 1Q09, reflecting gains in operational synergies from the companies´ integration in 4Q08, which led to a reduction in marketing expenses and the effective integration of reservation systems, providing customers with a faster, more efficient ticket purchase process. Additionally, in 1Q08 the Company booked R$13mm in provisions for doubtful accounts, increasing this expense line during the quarter. In relation to the previous three months, sales and marketing expenses dropped 37.9% for the same reasons, as well as certain non-recurring costs in 4Q08 related to systems integration, which reduced sales expenses in 1Q09 and will continue to do so in the future. In per-ASK terms these expenses fell 32.2% and 38.5%, respectively, over 1Q08 and 4Q08.

Landing fees totaled R$80.7mm in 1Q09, 6.5% lower than the R$86.3mm recorded in 1Q08, reflecting the network repositioning (decrease in average stage length). In relation to 4Q08, there was a 12.3% increase. In per-ASK terms, these fees increased 8.3% year-over-year, reflecting the aircraft utilization rate, and 11.2% quarter-over-quarter.

Aircraft and traffic servicing expenses totaled R$86.4mm, 26.4% less than in 1Q08, chiefly due to: (i) a reduction in handling services following the elimination of intercontinental flights and the end of operations with 767-300 aircraft, which typically incurred higher handling and catering costs; and (ii) the decline in third-party services related to VARIG’s operations, which are now handled by integrated systems and/or GOL’s personnel (eg. call center). When compared to 4Q08, these expenses fell 17.3%, primarily due to non-recurring third-party services related to the operational integration process that occurred in that quarter. In per-ASK terms, the Company recorded 14.8% and 18.1% reductions over 1Q08 and 4Q08, respectively.

Maintenance, materials and repairs totaled R$123.6mm versus R$2.8mm in 1Q08, due to the reversal, on that quarter, of approximately R$58mm in provisions for maintenance as a result of regulations governing engine maintenance provisions. Additionally, in the 1Q09 GOL also performed maintenance on 23 engines and had 6 737-300s scheduled for return during the quarter, generating non-recurring expenses of R$88mm. In comparison with the previous quarter, these expenses fell 15.2%, since there were also additional maintenance expenses related to aircraft scheduled for return. In per-ASK terms, these expenses fell 21.0% over 4Q08.

Depreciation expenses rose 34.6%, from R$27.3mm in 1Q08 to R$36.7mm in 1Q09, as a result of the expansion of the fleet, from 16 to 25 aircrafts, through financial leasing agreements and the resulting increase in spare parts inventory. In comparison to the previous quarter, these expenses increased 9.1%, due to the low variation in fixed assets. In per-ASK terms, depreciation climbed 55.9% year-over-year and fell 8.1 % over 4Q08.

Other operating expenses totaled R$74.3mm in 1Q09, down 24.8% from1Q08, mainly due to lower expenses from ground transportation, accommodation and flight interruptions. In per-ASK terms, other expenses dropped 12.9% and increased 66.3% when compared to 1Q08 and 4Q08, respectively.

Operating Results*

GOL maintained its cost control and yield management strategy throughout the first quarter. Thanks to these measures, coupled with the GOL-VRG operational consolidation, the strategic repositioning of routes, and a reduction in the average WTI barrel price which returned to pre-1Q08 levels, the Company posted an EBITDAR margin of 23.7% in the quarter, 8.4 percentage points above the 15.3% recorded in 1Q08.

The 1Q09 RASK – CASK spread was 1.10 cents (R$), 147.4% higher than the 1Q08 spread of 0.44 cents (R$) and 93.3% higher than the 0.57 cents (R$) recorded in 4Q08.

Operating Results (R$ MM)	1Q09	1Q08	Chg,%	4Q08	Chg,%
EBIT	105.1	49.2	113.6%	53.9	95.1%
EBIT Margin	6.9%	3.1%	+3.9 pp	3.5%	+3.4 pp
EBIT per ASK	1.10	0.44	147.4%	0.57	93.3%

EBITDA	141.8	76.5	85.4%	87.5	62.1%
EBITDA Margin	9.3%	4.8%	+4.6 pp	5.6%	+3.7 pp
EBIT per ASK	1.48	0.69	114.8%	0.92	60.6%

EBITDAR	359.3	245.7	46.2%	296.5	21.2%
EBITDAR Margin	23.7%	15.3%	+8.4 pp	19.1%	+4.5 pp
EBITDAR per ASK	3.76	2.22	69.3%	3.13	20.1%

EBITDAR Ex-Fuel	805.3	909.8	-11.5%	781.1	3.1%
EBITDAR Ex-Fuel Margin	53.1%	56.7%	-3.6 pp	50.4%	+2.7 pp
EBITDAR Ex-Fuel per ASK	8.43	8.23	2.5%	8.26	2.2%

In 1Q09, GOL met its goal of generating cash from operating activities and posted positive operating income (EBIT) for the third successive quarter, with a margin of 6.9% (R$105.1mm), 3.9 and 3.4 percentage points higher than 1Q08 and 4Q08, respectively.

Income from Hedge Operations

The Company records derivative financial instruments in accordance with IAS 39 - Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM)	WTI	FX	Interest	Total
Effective	-	-	-	-
Ineffective	(53.1)	17.6	5.8	(29.7)
Total	(53.1)	17.6	5.8	(29.7)
OCI (Gross Value)	(86.6)	24.9	(4.2)	(65.9)

_________________________
* EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income in accordance with IFRS and BR GAAP, or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies

The Company believes that EBITDAR, equivalent to EBITDA before expenses from aircraft leasing (denominated in dollars) is a useful indicator of airline operating performance. In the specific case of GOL and the air transport sector, a substantial amount of aircraft are leased, representing a material cost item. EBITDAR therefore indicates the capacity to cover such costs, as well as facilitating comparisons with other companies in the sector.

During the quarter, GOL recorded fuel hedge losses of R$53.1mm, classified as ineffective and booked in the financial expenses line in the income statement.

Of this total, R$42.3mm is related to hedges maturing in 1Q09; the remaining R$10.8mm is related to the results of future periods, previously booked under shareholders' equity as other comprehensive income (OCI), which were recognized in the quarterly results as they were considered ineffective for hedge purposes. On March 31, 2008, fuel hedge losses booked as OCI to be recognized in subsequent periods totaled R$86.6mm.

Foreign-exchange hedges generated gains of R$17.6mm in 1Q09, also classified as ineffective and recognized under financial revenue in the income statement. Of this total, R$22.8mm refers to 1Q09 and the difference of R$5.2mm was booked as OCI and considered ineffective for hedge purposes. At the end of the quarter, the balance of hedge gains booked as OCI to be recognized in subsequent periods totaled R$24.9mm.

Interest hedges posted gains of R$5.8mm, recognized as financial revenue. The balance of hedge losses booked as OCI for recognition in subsequent quarters came to R$4.2mm at the end of the quarter.

The cash effect of all three hedge types was R$33.6mm in 1Q09. Additionally, GOL pre-settled part of its fuel hedges and all of its future foreign-exchange hedges. These settlements generated a cash loss in the quarter of R$94.2mm.

These hedge operations pre-settlements aimed to prevent additional losses to the company. Furthermore, due to the less volatile economic scenario over the last months, GOL decided to reduce its hedge positions as a whole.

Hedge Operations - Mark to Market Value	2Q09	3Q09	4Q09	Total
Fuel
Notional Volume in Barrels ('000)	710	928	530	2,168
Notional Volume in Liters ('000)	112,876	147,533	84,259	344,668
Price per Barrel (US$) *	82.72	83.18	53.05	75.66
Mark-to-Market Value (R$ MM) **	135,974	178,713	65,095	379,782

* Weighted-average between collar strikes and call spreads.
** On 03/31/2009, the foreign exchange rate was R$2.3152/ US$1.00 (R$1.7491/ US$1.00 on 03/31/2008).

On March 31, 2009, the Company retained a combination of calls and collars to hedge approximately 23%, 29% and 16% of its jet fuel consumption for the second, third and fourth quarters of 2009, respectively. GOL did not hold any material foreign exchange and interest hedges at the end of 1Q09.

Net Financial Result

The net financial result for the quarter was an expense of R$12.9mm, versus revenue of R$16.3mm in 1Q08 and an expense of R$701.8mm in 4Q08.

Financial Result (R$ MM)	1Q09	1Q08	Chg,%	4Q08	Chg,%
Interest Expenses	(80.0)	(65.7)	21.8%	(90.5)	-11.6%
Financial Leases	(26.3)	(11.6)	126.7%	(23.4)	12.4%
Interest Expense	(53.7)	(54.1)	-0.7%	(67.2)	-20.1%
Capitalized Interest	1.4	8.8	-84.1%	6.1	-77.0%
Exchange Variation	86.1	47.3	82.0%	(501.9)	nm
Interest and investment income	8.8	24.5	-64.1%	18.3	-51.9%
Hedge Results	(29.7)	3.6	nm	(117.5)	-74.7%
Other	0.5	(2.1)	nm	(16.2)	nm
Net Financial Results	(12.9)	16.3	nm	(701.8)	-98.2%

Interest expenses increased 21.8% over 1Q08, primarily due to an increase in financial leasing payments, in turn caused by the higher number of aircraft and the variation in the dollar, which impacted booked dollar liabilities.

Quarterly exchange variation totaled R$ 86.1mm, up 82.0% from 1Q08, due to the reduction in foreign-currency liabilities and the reduction in the part of the fleet booked as financial leasing. When compared to 4Q08, the result was due to the impact of the 0.9% appreciation of the Real on dollar-denominated liabilities and the balances of the Company’s foreign branches (in Argentina, Chile, Venezuela, Colombia, etc).

Financial revenue fell 64.1% year-over-year due to the period reduction in cash and cash equivalents. When compared to 4Q08, financial revenue dropped 51.9% due to the appreciation of the dollar against the Real, reduced interest on financial investments and the lower financial investment volume.

Income Tax

Income taxes (R$)	1Q09	1Q08	Chg,%	4Q08	Chg,%
Current income tax	(2,757)	(57,338)	-95.2%	-	nm
Deferred income tax	(28,037)	(28,725)	-2.4%	106,346	nm
Net Financial Results	(30,794)	(86,063)	-64.2%	106,346	nm

GOL returns to profitability in the first quarter of 2009.

Net Income

GOL posted a 1Q09 net income of R$61.4mm, with a net margin of 4.0%, versus a net loss of R$20.5mm in 1Q08 and a net loss of R$ 541.6mm in 4Q08.

Indebtedness

On March 31, 2009, the Company’s total liquidity came to R$1,679.1mm, 77.0% higher than short-term debt of R$948.0mm (R$32.6mm in accrued interest, R$81.5mm in financial debt, and R$833.9mm in aircraft financing).

Loans and Financing (R$ MM)	1Q09	4Q08	Chg,%
Reais	721.2	936.5	-22.99%
Cash and Cash Equivalents	394.6	591.6	-33.30%
Short Term Receivables	326.6	344.9	-5.31%
Foreign Currency	957.9	957.2	0.07%
Aircraft Acquisition Prepayment	957.9	957.2	0.07%
Total Liquidity	1,679.1	1,893.7	-11.33%

Cash and cash equivalents closed the quarter at R$394.6mm (cash balance of R$166.1mm, plus R$214.9mm in immediate liquidity assets and R$13.6mm in restricted deposits), 33.3% down on the end of 2008.

This quarter-over-quarter reduction was chiefly due to the following; (i) the payment of R$ 88.0mm in maintenance services in the quarter; (ii) the advanced settlement of hedge operations maturing in 2009, which generated a cash loss of R$127.0mm; and (iii) investments in fixed assets related to the construction of the new maintenance center in Confins, as well as other investments in infrastructure, IT, etc., totaling R$48.0mm. As announced, the Company has already implemented a plan to strengthen its cash by December 2009, when its cash position is expected to reach around R$ 800 million. The main components of the plan are: (i) a capital increase of R$ 203.5 million; (ii) the entry of the medium-term debt; and (iii) the Company’s own cash flow, which continues to improve, thanks to the more efficient management of some of its main assets: fleet, SMILES and GOLLOG.

Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivable from travel agencies and cargo transportation. At the end of 1Q09, these receivables totaled R$326.6mm, 5.3% lower than the R$344.9mm recorded at the close of 4Q08.

Pre-delivery payments (PDP) totaled R$957.9mm. These amounts were recorded as fixed assets in the balance sheet and are related to aircraft prepayments. The financing structures for all aircraft scheduled for delivery in 2009 and 2010 have been completed, through both lease-back operations and long-term debt and are supported by Ex-Im Bank.

Loans and Financing (R$ MM)	1Q09	4Q08	Chg.%

Financial Loans
Aircraft Financing	834.0	855.7	-2.5%
Interest	677.5	697.7	-2.9%
Perpetual Bonus	156.5	157.9	-0.9%
Total Loans and Financing	1,376.4	1,415.7	-2.8%
Loans and Financing Excluding Perpetual Bonds	-	-	nm

On March 31, 2009, total loans and financings came to R$3,330.9mm. Long-term debt had an average term of 7.3 years and an average rate of 9.4% for local-currency debt and 7.0% for dollar-denominated debt. Excluding the perpetual bonds, which have no maturity date, debt fell to R$2,991.9mm, with the positive impact of the variation generating a 2.4% reduction.

Aircraft Financing (R$ MM)	1Q09	4Q08	Chg,%

Short Term (Foreign Currency)	676.8	694.6	-2.6%
PDP Facility	2,210.3	2,271.3	-2.7%
Financial Leasings	32.6	25.6	27.5%
Long Term Debt (Foreign Currency)	411.0	414.5	-0.8%
PDP Facility	3,330.7	3,406.0	-2.2%
Financial Leasings	676.8	694.6	-2.6%
Total Aircraft Financing	2,210.3	2,271.3	-2.7%

On March 31, 2008, aircraft financing totaled R$2,210.4mm, comprising a credit line for the prepayment of aircraft acquisitions (PDP Facility) amounting to R$677.5mm, all of which is already refinanced through a combination of leaseback operations and long-term debt with financial institutions, backed by the U.S. Ex-Im Bank. Financial leasing operations, which totaled R$1,376.4mm, are financial expenses paid monthly to the aircraft lessons with the Company’s own cash flow.

Financial Ratios	1T09	4T08	Chg,%

Loans and Financing (a)	3,330.9	3,406.0	-2.2%
Loans and Financing - Ex-Perpetual (b)	2,919.9	2,991.5	-2.4%
Loans and Financing - Ex-Perpetual (c)	709.5	720.2	-1.5%
Aircraft Financing (d)	2,210.4	2,271.3	-2.7%
Cash and Cash Equivalents (e)	394.6	591.6	-33.3%
Short-term receivables (f)	326.6	344.9	-5.3%
PDP Facility (g)	957.9	957.2	0.1%
Total Liquidity (h)	1,678.4	1,893.7	-11.4%
Net Debt (b) - (h)	2,198.7	2,055.0	7.0%
Net Loans and Financing Ex-Perpetual (b) - (d) - (e)	314.9	128.6	144.9%
% of foreign currency debt	96.1%	96.1%	0.0%
% short-term debt	31.7%	31.7%	0.0%
Total Assets / Shareholders` Equity	5.7	6.8	-16.2%

Maturing and Interest	Maturing	Contracted Interest Rate	Effective Interest Rate	Currency

Working Capital	Aug/09	111.5 % CDI	14.02%	Real
BNDES	Jul/12	TJLP +2.65%	8.9%	Real
BDMG	Jul/14	IPCA +6%	10.85%	Real
PDP Facility	Dec/08	Libor + 0.5%	1.21%	Real
Loans	Apr/17	Libor +1.875%	3.34%	Dollar
Senior Notes	Dec/09	7.5%	7.5%	Dollar
Perpetual Bonds	--------	8.75%	8.75%	Dollar

Financial Debt Schedule (R$ MM)	2009	2010	2011	2012	2013	After 2013	Total
Working Capital	50.0	-	-	-	-	-	50.0
BMDG	14.2	3.0	3.0	3.0	3.0	199.0	225.2
BNDES	2.8	14.0	14.0	5.5	-	-	36.3
IFC	14.5	21.0	21.0	21.0	9.0	-	86.5
Senior Notes	-	-	-	-	-	477.9	477.9
Total	81.5	38.0	38.0	29.5	12.0	676.9	875.9

Fleet and Fleet Plan

The Company is in the final phase of its plan to replace its 737-300 and 767-300 aircraft with 737-800 NGs and 737-700 NGs for operations on short- and medium-haul routes. These aircraft have lower operating costs, are more fuel-efficient and will reduce the fleet’s average age.

The 737-700 NG aircraft provide the Company with greater flexibility in airports with operating restrictions and will permit more direct flights to cities with lower demand. These aircraft are also equipped with winglet technology, which improves aircraft performance during takeoff, allows longer non-stop flights and reduces fuel costs by more than 3% per year. All Boeing 737-800 SFP (Short Field Performance) aircraft comply with international safety norms and are certified by U.S. and Brazilian authorities for takeoff and landing on short runways.

Operating Fleet	Seats*	1Q09	1Q08	Chg.%	4Q08	Chg.%
B737-300	141	8	21	(13)	13	(5)
B737-700 NG	144	41	32	9	38	3
B737-800 NG	177	23	18	5	23	-
B737-800 NG SFP	187	35	26	9	32	3
B767-300 ER	218	-	11	(11)	-	-
Sub Total*	17,648	107	108	(1)	106	1

Non-Operating Fleet	Seats*	1Q09	1Q08	Chg.%	4Q08	Chg.%
B767-300 ER	218	7	4	3	2	5
B737-300	141	6	2	4	7	(1)
Sub Total*	2,372	13	6	7	9	4
Total	20,020	120	114	6	115	8

* Total of seats in 1Q09

In 1Q09, GOL took delivery of three 737-700NGs and three 737-800NGs (SFP), and began the process of returning five 737-300s, which are currently under maintenance until the second quarter of 2009. The Company closed the quarter with 107 operational aircraft with an average age of 6.6 years.

At the end of the quarter, GOL also had seven non-operational 767-300s, due to their incompatibility with its business plan. In April 2009, the Company renegotiated the agreement of one of these aircraft with its lessor, replacing it with a 737-800, which is more suited to the operational standards of its current fleet. The exchange of other four 767-300s is currently being negotiated via sub-lease and wet-lease agreements.

The Company leases its entire fleet through a combination of financial and operational leases. At the end of 1Q09, it had a total of 120 aircraft, of which 95 are operational leases and 25 are financing leases.

GOL restructured its fleet plan based on the disciplined growth of its service offering and the operation of new and modern aircraft, which help reduce maintenance costs and increase passenger satisfaction. The Company has rescheduled the delivery of 20 Boeing aircraft from 2011 and 2012 to between 2011 and 2014.

Aircraft Payments Forecast (R$ MM)	2009	2010	2011	2012	Total
Pre Delivery Deposits	76.8	91.6	115.0	232.3	515.7
Aircraft payment Commitments	968.9	140.4	670.3	472.9	2,252.5
Total	1,045.7	232.0	785.3	705.2	2,768.2

* List Prices

Due to this modernization plan, GOL will operate one of the world’s newest and most up-to-date fleets. At the end of 2008, the Company’s fleet was mainly comprised of Boeing 737NGs, with an average fleet age of 6.8 years. By the end of 2009, the entire fleet will consist of 737NGs, further reducing its average age.

Operating Fleet Plan	2009	2010	2011	2012	2013	2014
B737-700 NG	42	40	40	40	40	40
B737-800 NG*	66	71	75	79	81	85
Total	108	111	115	119	121	125

* Includes short field performance (SFP) aircrafts

Guidance

GOL has reviewed and adjusted its cost short-term assumptions to reflect its ASK offering resulting in a lower fleet utilization rate, update on the foreign exchange devaluation during the fourth quarter and higher maintenance period for returning its 737-300 and more time needed to return all 767-300 even though the Company maintain its estimates to return all these aircraft during 2009.

Guidance	2009E	2009
	Prior	Revised
Domestic Market Growth (% RPKs)	2 / 4	2 / 4
Pax Transported (mm)	28	28
ASKs. System (billion)	40.5	40.5
Domestic	34.5	35.0
International	6.0	5.5
Fleet (end of period)	108	108
RPKs. System (billion)	24	24.5
Departures (000)	290	290
CASK ex-fuel (R$cents)	9.5	9.97
Fuel liters consumed (billion)	1.25	1.30
Fuel Price (R$/ liter)	1.62	1.50
Average WTI (US$ / barrel)	52	50
Average Exchange Rate (R$/ US$)	2.29	2.29

Glossary of Industry Terms

Aircraft Leasing: represents the payments effected to comply with the obligations in operational leasing contracts in regard to maintenance expenses, booked in line with the number of hours flown.

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues equaling operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

IFRS (International Financial Reporting Standard): international accounting standards adopted by the European Union countries as of December 31, 2005, and which will become mandatory for Brazilian companies as of 2010.

Leasing: an agreement which a company (the lessor) acquires a good chosen by its client (the lessee) for subsequent rental to the latter, for a determined period.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than two hours’ duration).

Net Revenue: total operating revenue less taxes and deductions.

OCI (Other Comprehensive Income): Accumulated other comprehensive income differs from net income - which has already been realized. It is often attributable to gains and losses yet to be realized from a variety of sources including unrealized pension costs, gains and losses on securities and derivatives, foreign currency hedges and net foreign investments.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RPK): represents revenue per passenger divided by available seat kilometers.

Payload: refers to the actual item being transported. It is accompanied by a docket identifying the sender and the recipient, which is discarded on arrival.

Revenue passengers: refers to the total number of paying passengers flown on all of the company’s flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long term, enabling one to make use of the resource without owning it.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region where U.S. oil exploration is concentrated.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer.

Balance Sheet (R$ `000) IFRS Unaudited	1Q09	4Q08
Assets	6,951,473	7,258,578
Current Assets	1,349,838	1,661,921
Cash and cash equivalents	166,122	169,330
Financial assets	214,906	245,585
Restricted cash	13,576	176,697
Trade and other receivables	326,625	344,927
Inventories of parts and supplies	181,865	200,514
Recoverable income taxes	60,669	110,767
Deposits	226,723	237,914
Prepaid expenses	109,954	123,801
Other current assets	49,398	52,386
Non-Current Assets	4,194,177	4,196,617
Property and equipment, net	2,998,753	2,998,756
Intangible Assets	1,195,424	1,197,861
Other Non-Current Assets	1,407,458	1,400,040
Prepaid expenses	70,604	58,793
Deposits	540,524	507,428
Recoverable and deferred income taxes	730,536	729,784
Restricted cash	6,859	6,589
Other non-current assets	58,935	97,446
Liabilities and Shareholders` Equity	6,951,473	7,258,578
Current Liabilities	2,185,084	2,582,579
Short-term borrowings	948,003	967,452
Accounts payable	231,977	283,719
Salaries, wages and benefits	153,632	146,805
Current income taxes payables	38,142	39,605
Sales tax and landing fees	72,459	97,210
Advance ticket sales	422,049	572,573
Provisions	109,005	165,287
Smiles deferred revenue	87,097	90,043
Other current assets	122,720	219,885
Non-Current Liabilities	3,544,515	3,604,391
Long-term debt	2,382,707	2,438,881
Smiles deferred revenue	254,034	262,626
Deferred income taxes	578,577	548,680
Provision	125,435	157,310
Other non-current liabilities	203,762	196,894
Shareholder's Equity	1,221,874	1,071,608
Issued share capital	1,350,702	1,250,618
Capital reserves	89,556	89,556
Treasury shares	(41,180)	(41,180)
Retained earnings	(177,204)	(227,386)

Income Statement (R$ `000) IFRS Unaudited	1Q09	1Q08	% Var.	4Q08	% Var.	2008	2007	% Var.
Net operating revenues	1,517,036	1,604,427	-5.4%	1,548,633	-2.0%	6,406,193	4,940,984	29.7%
Passenger	1,386,436	1,499,336	-7.5%	1,440,368	-3.7%	5,890,104	4,566,691	29.0%
Cargo and Other	130,600	105,091	24.3%	108,265	20.6%	516,089	374,293	37.9%
Operating Costs and Expenses	(1,411,945)	(1,555,231)	-9.2%	(1,494,770)	-5.5%	(6,494,841)	(4,931,119)	31.7%
Salaries, wages and benefits	(246,430)	(241,819)	1.9%	(248,885)	-1.0%	(983,783)	(799,344)	23.1%
Aircraft fuel	(446,064)	(664,132)	-32.8%	(484,556)	-7.9%	(2,630,834)	(1,898,840)	38.5%
Aircraft rent	(217,485)	(169,243)	28.5%	(209,015)	4.1%	(645,089)	(525,785)	22.7%
Aircraft insurance	(18,184)	(7,168)	153.7%	(10,776)	68.7%	(42,813)	(44,646)	-4.1%
Sales and marketing	(82,077)	(140,207)	-41.5%	(132,266)	-37.9%	(588,735)	(367,866)	60.0%
Landing fees	(80,676)	(86,300)	-6.5%	(71,863)	12.3%	(338,370)	(273,655)	23.6%
Aircraft and traffic servicing	(86,383)	(117,445)	-26.4%	(104,461)	-17.3%	(422,177)	(348,732)	21.1%
Maintenance materials and repairs	(123,609)	(2,807)	4303.6%	(155,027)	-20.3%	(388,030)	(339,281)	14.4%
Depreciation	(36,697)	(27,266)	34.6%	(33,633)	9.1%	(125,127)	(62,548)	100.0%
Other	(74,340)	(98,844)	-24.8%	(44,288)	67.9%	(329,883)	(270,422)	22.0%
Operating Result (EBIT)	105,091	49,196	113.6%	53,863	95.1%	(88,648)	9,865	-998.6%
EBIT Margin	6.9%	3.1%	+3.8 pp	3.5%	+3.4 pp	-1.4%	0.2%	-1.6 pp
Other Income (expense)	(12,863)	16,349	-178.7%	(701,784)	-98.2%	(1,104,702)	(191,018)	478.3%
Interest expense	(79,975)	(65,687)	21.8%	(90,546)	-11.7%	(269,278)	182,618	-247.5%
Capitalized Interest	1,413	8,793	-83.9%	6,085	-76.8%	28,871	(38,879)	-174.3%
Exchange variation gain (loss)	86,077	47,259	82.1%	(501,939)	-117.1%	(757,526)	(165,230)	358.5%
Interest Revenue	73,322	29,696	146.9%	(1,258)	-5928.5%	78,349	(293,333)	-126.7%
Other expenses, net	(93,700)	(3,712)	2424.2%	(114,126)	-17.9%	(185,118)	123,806	-249.5%
Income (loss) before income taxes	92,228	65,545	40.7%	(647,921)	-114.2%	(1,193,350)	(181,153)	558.8%
Income taxes (expense) benefit	(30,794)	(86,063)	-64.2%	106,346	-100.0%	(193,626)	(33,595)	476.4%
Net income (loss)	61,434	(20,518)	-399.4%	(541,575)	-111.3%	(1,386,976)	(214,748)	545.9%
Net Margin	4.0%	-1.3%	+5.3 pp	-35.0%	+39.0 pp	-21.7%	-4.3%	-17.4 pp
EBITDA	141,788	76,462	85.4%	87,496	62.1%	36,479	72,413	-49.6%
EBITDA Margin	9.3%	4.8%	+4.5 pp	5.6%	+3.7 pp	0.6%	1.5%	-0.9 pp
EBITDAR	359,273	245,705	46.2%	296,511	21.2%	681,568	598,198	13.9%
EBITDAR Margin	23.7%	15.3%	+8.4 pp	19.1%	+4.6 pp	10.6%	12.1%	-1.5 pp

Cash Flow (R$ '000) IFRS	1Q09	1Q08	Chg,%

Cash flows from operating activities:
Net profit (loss)	61,434	(20,518)	nm

Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	36,697	27,266	34.6%
Share-based payments	1,444	1,137	27.0%
Changes in fair value of derivative financial instruments	(12,334)	9,717	nm
Net foreign exchange fluctuations	(86,077)	(47,259)	82.1%

Changes in operating assets and liabilities:
Provisions	(88,157)	(157,126)	-43.9%
Trade and other receivables	18,302	548,772	-96.7%
Inventories	18,649	4,587	306.6%
Deposits	(21,905)	(12,174)	79.9%
Prepaid expenses	2,036	42,361	-95.2%
Other assets	40,950	81,035	-49.5%
Advance ticket sales	(150,524)	(180,419)	-16.6%
Smiles deferred revenues	(11,538)	2,112	nm
Accounts payable	(51,742)	(74,422)	-30.5%
Sales tax and landing fees	(24,751)	4,545	nm
Income taxes	77,966	6,045	1189.8%
Other liabilities	(83,469)	36,002	nm

Net cash provided by (used in) operating activities	(273,019)	271,661	nm

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(35,542)	(243,309)	-85.4%
Net proceeds of intangible assets	2,437	(5,343)	nm
Net investments in restricted cash	162,851	(8,724)	nm
Net investments in financial assets	30,679	281,489	-89.1%

Net cash used in investing activities	160,425	24,113	565.3%

Cash flows from financing activities:
Net proceeds from / repayment of debt	9,302	(364,954)	nm
Dividends paid	-	(36,258)	nm
Addition of treasury shares	-	(20,864)	nm
Paid subscribed capital	100,084	-	nm

Net cash provided by (used in) financing activities	109,386	(422,076)	nm

Net increase (decrease) in cash and cash equivalents	(3,208)	(126,302)	-97.5%

Cash and cash equivalents at beginning of the period	169,330	573,121	-70.5%
Cash and cash equivalents at end of the period	166,122	446,819	-62.8%

Supplemental disclosure of cash flow information:
Interest paid	79,975	54,084	47.9%
Income tax paid	2,757	53,612	-94.9%

Non-cash investing activities :
Accrued capitalized interest	32,520	26,458	22.9%
Finance leases	1,152	100,818	-98.9%

Loans (R$ MM)	1Q09	4Q08	Chg,%
Short Term	915.4	941.5	-2.8%
Reais	67.0	66.8	0.3%
Working Capital	50.0	50.0	0.0%
BNDES	14.2	14.2	-0.1%
BDMG	2.8	2.6	7.7%
Foreign Currency	848.5	874.7	-3.0%
PDP Facility	677.5	697.7	-2.9%
IFC Loans	14.5	19.5	-23.7%
Financial Leasing	156.5	157.9	-0.9%
Long Term	1,971.7	2,024.5	-2.6%
Reais	45.1	49.2	-8.4%
BNDES	33.1	36.6	-9.7%
BDMG	12.0	12.6	-4.8%
Foreign Currency	1,926.6	1,975.3	-2.5%
PDP Facility	-	-	nm
IFC Loan	72.4	77.9	-7.1%
Financial Leasing	1,376.4	1,415.7	-2.8%
Senior Notes	477.9	481.7	-0.8%
Gross Debt	2,887.1	2,966.0	-2.7%
Perpetual Bonds	411.0	414.5	-0.8%
Gross Debt Including Perpetual Bonds	3,298.1	3,380.4	-2.4%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.